UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the Month Ended December 20, 2010	Commission File Number: 000-14884

SAND TECHNOLOGY INC.
(Translation of registrant's name into English)

Canada
(Jurisdiction of incorporation of organisation)

215 Redfern, Suite 410
Westmount, Quebec, Canada H3Z 3L5
(Address of principal executive offices)

Mr. Tony J. Giuliano
(514) 939-3477
tony.giuliano@sand.com
215 Redfern Avenue, Suite 410
Westmount, Quebec, Canada H3Z 3L5
(Name, Telephone, Email and/or Facsimile number and Address of Company Contact Person)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
[ x ] Form 20-F   [           ] Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [           ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [           ]

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes [           ] No [ x ]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):
N/A

Sand Technology Inc. (the "Company") incorporates this Form 6-K Report by reference into the Prospectus contained in the Company's Registration Statement on Form F-3 (333-51014).

SUBMITTED HEREWITH

Exhibits

99.1	Interim Financial Statements for the Period Ended October 31, 2010

99.2	Management’s Discussion and Analysis for the Period Ended October 31, 2010

99.3	Form 52-109FV2 - Certification of Interim Filings Venture Issuer Basic Certificate - CEO

99.4	Form 52-109FV2 - Certification of Interim Filings Venture Issuer Basic Certificate - CFO

99.5	Press Release dated December 20, 2010

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the U.S. Securities Exchange Act of 1934, the registrant hereby certifies that it meets all of the requirements for filing on Form 6-K and that it has duly caused and authorized the undersigned to sign this Report on Form 6-K on its behalf.

SAND TECHNOLOGY INC.
(Registrant)

Dated: December 20, 2010	By:	/s/ Thomas M. O'Donnell
Thomas M. O'Donnell
President and Chief Executive Officer